

September 29, 2014

Via E-mail
Carol Yu
Co-President and Chief Financial Officer
Sohu.com Inc.
Level 18, Sohu.com Media Plaza
Block 3, No. 2 Kexueyuan South Road, Haidian District
Beijing 100190
People's Republic of China

      Re: Sohu.com Inc.
                Form 10-K for the fiscal year ended December 31, 2013
                Filed on February 28, 2014
                File No. 000-30961

Dear Ms. Yu:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Government Regulation and Legal Uncertainties

Our Current PRC Corporate Structure, page 11

1. We note that you have provided this disclosure in narrative form, however, we believe that a chart would clearly present your organizational structure. In this regard, consider providing an organizational chart in which you identify the consolidated entities, the parties to the VIE contracts, the VIE shareholders, and their ownership percentages in the various entities. Identify any relationships amongst the parties. Clearly distinguish where you consolidate

through equity ownership and through contract. In addition, please confirm that all material contracts relating to your organizational structure pursuant to Item 601 of Regulation S-K have been filed.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 102

2. We note that management concluded that the error in recording the purchase of Sogou's Series A preferred shares was not material. Please provide your quantitative and qualitative analysis of why management believes the error is immaterial.

3. We note your descriptions of the drivers of changes in various line items and service lines. Please provide further quantification of the underlying changes in each revenue type and describe in greater detail the reason for these increases and decreases in your filings so that a reader may better understand the underlying changes in your business.   For example, in your discussion of changes in online advertising revenues you attribute an increase in revenue to increases in online video and real estate advertising without identifying the drivers of the increase. Consider describing any metrics that would better explain changes in your brand advertising that represents price and volume including further breaking out the types of advertising or by sectors (e.g., online video, real estate advertising or fast-moving consumer goods). Also, the search revenue discussion could disclose the number of paid clicks and changes in the fee earned for each paid-for-click. Please identify the key performance indicators that you monitor to evaluate your performance. Consider whether any of those metrics would contribute to better explain the trends within your business.

4. With regard to your Changyou.com game operations please tell us what consideration has been given to disclosing metrics in order to clearly illustrate changes in trends in this business. For example, on page 2 of the From 6-K filed by Changyou.com Ltd. on July 30, 2014 a number of operational metrics were presented. Tell us what consideration you have given to disclosing these amounts. At a minimum, consider disclosing the number of paying users for each reporting period in future filings. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.B of SEC Interpretive Release 33-8350.

Liquidity and Capital Resources, page 112

5. Please disclose the amount of cash held inside separately from the amount of cash held outside the PRC. In addition, disclose the amount of cash held inside and outside the VIEs. This disclosure should be cross-referenced to the risk factor discussion of limitations on foreign exchange and transferring cash and to your disclosures regarding your foreign currency sensitive financial instruments in Item 7A Quantitative and Qualitative Disclosures on Market Risk.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Senior Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief

cc: Via Facsimile
        Timothy B. Bancroft, Esq.
        Goulston & Storrs